UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Superior Essex Inc.

(Name of Subject Company (Issuer))

LS Cable Ltd.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86815V105

(CUSIP Number of Class of Securities)

Choong-hyun Kim

LS Cable Ltd.

15F, LS Tower, 1026-6 Hogye-dong, Dongan-gu

Anyang-si, Gyeonggi-do

Korea 431-080

+ 82-2-2189-9114

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Victor I. Lewkow, Esq.

Sang Jin Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:

86815V105

This Tender Offer Statement on Schedule TO relates to a planned tender offer by an indirect wholly owned subsidiary of LS Cable Ltd. (“LS Cable”) for all of the outstanding shares of common stock of Superior Essex Inc. (“Superior Essex”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of June 11, 2008, by and between LS Cable and Superior Essex.

The tender offer described in this announcement has not yet been commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Superior Essex. At the time the tender offer is commenced, LS Cable and its indirect wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Superior Essex intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. LS Cable, its indirect wholly owned subsidiary and Superior Essex intend to mail these documents to the stockholders of Superior Essex. These documents will contain important information about the tender offer and stockholders of Superior Essex are urged to read them carefully and in their entirety when they become available. Stockholders of Superior Essex will be able to obtain a free copy of these documents (when they become available) and other documents filed by Superior Essex with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the Information Agent named in the tender offer materials.

Item 12. Exhibits.

99.1	Text of Press Release issued on June 11, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LS Cable Ltd.

By:	/s/ Choong-hyun Kim
Name: Choong-hyun Kim
Title: Authorized Signatory

Dated: June 19, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Text of Press Release issued on June 11, 2008.